

July 31, 2013

Via E-mail
Susan D. DeVore
President, Chief Executive Officer and Director
Premier, Inc.
13034 Ballantyne Corporate Place
Charlotte, NC 28277

      Re: Premier, Inc.
             Amendment No. 1 to
             Draft Registration Statement on Form S-1
             Submitted July 15, 2013
             CIK No. 0001577916

Dear Ms. DeVore:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please fill in the blanks that appear throughout, if possible.

GPO Participation Agreement, page 71

2.   Please clarify if the reference to "certain members" that operate their own GPOs refers to all members that operate their own GPOs.

3.   Please revise to disclose the portion of the members that will be subject to the five year term and the portion that will be subject to the seven year term. You indicate that these agreements "generally" require member owners to designate you as their "primary GPO."

Please clarify when the designation is not required and discuss the significance of the "primary GPO" designation.

4.   Please tell us whether the "distinguishing terms," referenced in the second paragraph, represent a material deviation from the nature of the agreement as disclosed in the preceding paragraph.

Dilution, page 77

5.   We note your response to our prior comment 4. Given that the exchange of Class B shares for Class A doesn't occur until the last day of the month in which your offering is consummated, we are unclear why you have assumed the conversion happens concurrently with your Reorganization and offering for purposes of calculating dilution. Please cite any guidance you have relied on in determining the appropriate presentation. To the extent you conclude that your presentation should be revised, please separately illustrate the dilutive impact of such exchange.

Unaudited Pro Forma Consolidated Financial Information, page 79

6.   We note your response to our prior comment 5. We are unclear how you intend to account for the reorganization. Clarify for us whether you intend to account for the transaction as a reorganization of entities under common control, a non-substantive transaction, or a business combination under ASC Topic 805 with an entity other than Premier, Inc. identified as the acquirer, as all three alternatives appear to be addressed in your response. To the extent you intend to account for the transaction as a reorganization of entities under common control, tell us the specific entity you have identified as the controlling entity, and provide us with a detailed explanation as to how you determined that entity had control before and after the transaction.

Footnote (2), page 84

7.   We note your response to prior comment 6. We remain unclear as to how the adjustments related to your election under Section 754 of the Internal Revenue Code and tax receivable agreement are factually supportable. Please address the following:

    a. Explain to us in greater detail how you will determine each selling member owner's tax basis in its Class B Common Units;

    b. We note that you will assume the selling price per Class B common unit will equal the price paid per share of Class A common stock. Tell us how this assumption is factually supportable. In your response, please tell us whether you have enforceable contracts in place supporting each member owners' sale of Class B Common Units to you at the time of your offering;

      c.   Explain to us in more detail the estimates the company will make to determine the tax liability before and after the deductions; and

      d.   Finally, clarify for us how you concluded payment of the 85% of estimated tax benefits attributable to both adjustments made upon the initial sale and attributable to tax receivable agreement payments to be realized over a 15-year period are factually supportable. In your response, tell us how you considered the uncertainty pertaining to your member owners' future abilities to realize such tax benefits, and potential changes to tax law, in arriving at your conclusions.

Footnote (6), page 85

8.   We note your response to prior comment 8. Please disclose within your adjustment footnote gross administrative fees attributable to member owners based on purchasing by member owners' facilities used to calculate the member owner revenue share for purposes of this adjustment. Further, please tell us how your adjustment will incorporate varying terms of your existing GPO participation agreements that will conflict with your GPO participation agreement but continue to remain in effect. Please also quantify the amount of gross administrative revenues that will be impacted by legacy GPO participation agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 91

Other Key Business Metrics, page 98

Adjusted EBITDA, page 104

9.   We note your inclusion of segment operating income in your MD&A. It appears that segment operating income is a non-GAAP measure in accordance with Item 10(e) of Regulation S-K. Please provide a reconciliation pursuant to Item 10(e) of Regulation S-K for your presentation of the non-GAAP financial measure of operating income pertaining to your supply chain and performance services segments. Additionally, please include all the disclosure items required for Item 10(e) of Regulation S-K as they pertain to segment operating income.

Comparison of Nine Months Ended March 31, 2013 and 2012, page 102

10.   We note your response to comment 14. Please disclose the portions of the increase that are attributable to new subscriptions and renewed subscriptions at higher rates or tell us why such disclosure is not material.

11.   We note your response to comment 15. Please reflect the explanation from your response in the disclosure in this section or advise.

Business, page 124

Supply Chain Services, page 135

12.   Please provide more detail about your role in the administration and management of the multi-sourced or pre-commitment arrangements, if any, beyond the negotiation of the contracts with suppliers and service providers.

13.   Please discuss the fee sharing arrangements, if any, related to the partnerships with other organizations, including regional GPOs.

14.   Among your portfolio of group purchasing contracts, please clarify if any specific arrangement provides greater margins or is a more significant driver of your revenues relative to the other contracts. For instance, are you experiencing higher margins for members' pre-commitment and single-sourced purchasing volumes when compared to your multi-sourced volumes?

Financial Statements, page F-1

Premier Healthcare Solutions, Inc. – Year Ended June 30, 2012, page F-20

Consolidated Statements of Income, page F-23

15.   We note your response to prior comments 18 and 19. Given the apparent materiality of Net administrative fees and SaaS informatics products subscriptions to service revenues and overall net revenues for all periods provided, we are unclear how you determined it was not necessary to separately present these amounts on the face of your income statement. Please amend your filing to comply with Item 5-03(b) of Regulation S-X or explain to us why no revision is necessary.

2. Significant Accounting Policies, page F-28

Revenue Recognition, page F-32

Service Revenue, page F-32

16.   We note your response to prior comment 21. We are unclear how you have determined that historical revenue share is not useful information to present to financial statement users. Please revise your MD&A to include a detailed discussion of historical net revenue share. Your disclosure should include, but not be limited to, gross administrative fees attributable to member owners, gross administrative fees attributable to non-member owners and net revenue share for each period presented.

17.   We note your response to prior comment 22. Please enhance your revenue recognition policy related to SaaS informatics to describe the activities that must take place during the implementation period and before the company begins recognizing revenue.

3. Business Acquisitions, page F-37

18.   We note your response to prior comment 23. Please specifically highlight the inputs, processes, and outputs that existed when you acquired S2S Global and Commcare as outlined in ASC Topic 805-10-55-4. Further, please specifically address paragraphs 5-9 of ASC 805-10-55 in supporting your conclusion that such transaction met the definition of a business acquisition.

17. Segment Information, page F-45

19.   We have read your response to our prior comment 24. Given that you do not consider segment operating income to be an additional alternative measure of segment profit or loss, explain to us how you determined it would be appropriate to describe the measure in your financial statements.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                                        Sincerely,

                                                        /s/ Duc Dang

                                                        Duc Dang
                                                        Special Counsel

cc: Mark J. Mihanovic
       McDermott Will & Emery LLP